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                                                                             OMB APPROVAL
                                                             -------------------------------------------
                                 UNITED STATES                OMB Number:                     3235-0145
                       SECURITIES AND EXCHANGE COMMISSION     Expires:                 October 31, 1997
                            WASHINGTON, D.C.  20549           Estimated average burden
                                                              hours per response . . . . . 14.90
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                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.    4   )*
                                          --------

 SUBSTANCE ABUSE TECHNOLOGIES, INC. (FKA U.S. Alcohol Testing of America, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   91154J101
          ------------------------------------------------------------
                                 (CUSIP Number)

 Scott J. Lederman, Esq.   777 Long Ridge Road, Stamford, Connecticut  06902
                                (203) 614-2000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                  July 1, 1997
          ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

 CUSIP No.   91154J101                       Page      2    of    7       Pages
            ------------------                     --------    --------

-----------------------------------------------------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       S.A.C. Capital Advisors, LLC


-----------------------------------------------------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a [x]
                                                                                                                 (b [ ]


-----------------------------------------------------------------------------------------------------------------------------
   3   SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO

-----------------------------------------------------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]


-----------------------------------------------------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

-----------------------------------------------------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
      NUMBER OF             None
        SHARES
     BENEFICIALLY      ------------------------------------------------------------------------------------------------------
       OWNED BY         8   SHARED VOTING POWER
         EACH                3,247,582
      REPORTING
        PERSON         ------------------------------------------------------------------------------------------------------
         WITH           9   SOLE DISPOSITIVE POWER
                            None

                       ------------------------------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            3,247,582

-----------------------------------------------------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,247,582
-----------------------------------------------------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [x]

-----------------------------------------------------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.36%

-----------------------------------------------------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       OO

-----------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

 CUSIP No.   91154J101                         Page      3    of  7       Pages
            ------------------                      --------    --------



-----------------------------------------------------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Steven A. Cohen


-----------------------------------------------------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                            (a [ ]
                                                                                                                    (b [ ]


-----------------------------------------------------------------------------------------------------------------------------
   3   SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF

-----------------------------------------------------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]


-----------------------------------------------------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

-----------------------------------------------------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
      NUMBER OF             3,281,482
        SHARES
    BENEFICIALLY       ------------------------------------------------------------------------------------------------------
       OWNED BY         8   SHARED VOTING POWER
         EACH               3,247,582
      REPORTING
        PERSON         ------------------------------------------------------------------------------------------------------
         WITH           9   SOLE DISPOSITIVE POWER
                            3,281,482

                       ------------------------------------------------------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            3,247,582

-----------------------------------------------------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,529,064
-----------------------------------------------------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                       [ ]

-----------------------------------------------------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16.05%

-----------------------------------------------------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
-----------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

 CUSIP No.   91154J101                       Page      4    of    7       Pages
            ------------------                     --------    --------


This Amendment Number 4 to Schedule 13D is filed by Steven A. Cohen ("Cohen") and S.A.C. Capital Advisors, LLC, a Delaware limited liability company ("SAC Advisors" and, together with Cohen, the "Reporting Persons"), relating to the shares of common stock, $0.01 par value per share ("Shares") of Substance Abuse Technologies, Inc. (formerly known as U.S. Alcohol Testing Centers of America, Inc.), a Delaware corporation (the "Company"), held by Cohen and S.A.C. Capital Associates, LLC, an Anguillan limited liability company ("SAC Associates"), respectively. SAC Associates is not listed as a Reporting Person on this
Schedule 13D because all voting and investment power (as defined in Rule 13d-3) has been vested with SAC Advisors pursuant to an Investment Management Agreement.

Item 1.  Security and Issuer

No amendment.

Item 2.  Identity and Background

No amendment.

Item 3.  Source and Amount of Funds or Other Consideration

No amendment.

Item 4.  Purpose of Transaction

The Reporting Persons recently have sold, and from time to time in the future depending on their evaluation of various factors may sell or otherwise dispose of, some or all of the Shares in open market transactions or otherwise. Depending on various factors, including the evaluation of the investment potential of the Shares, the Company's business prospects and financial position, other developments concerning the Company, the price level of the Shares, available opportunities to dispose of Shares, realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and developments relating to its business, the Reporting Persons may in the future take such other actions with respect to such holdings in the Company as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional Shares in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the Shares now owned or hereafter acquired.

Except as set forth above, as of the date of this Schedule, neither of the Reporting Persons nor the entities and individuals described in Item 2 of
Schedule 13D has any plans or proposals which would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a) SAC Advisors beneficially owns 429,400 Shares. Cohen directly owns 1,463,300 Shares and may be deemed to beneficially own the Shares beneficially owned by SAC Advisors. In addition, the Reporting Persons have the right to acquire Shares issuable

                                  SCHEDULE 13D

 CUSIP No.   91154J101                       Page      5    of    7       Pages
            ------------------                     --------    --------



         under the Warrants and the Convertible Notes described in Amendment No. 2 to Schedule 13D. As described in Amendments No. 2 and No. 3 to
         Schedule 13D, the Convertible Notes and the Warrants are convertible and exercisable after July 1, 1997. Pursuant to the provisions of the Convertible Notes and the Warrants, as described below, based upon a conversion price of $1.375 and an exercise price of $2.00 under the Convertible Notes and the Warrants, respectively, (i) SAC Advisors beneficially owns 3,247,582 Shares representing 8.36% of the 38,848,773 Shares outstanding (which number represents the 36,030,591 Shares outstanding as of February 10, 1997 as reported in the Company's Form 10-Q dated February 14, 1997, plus 1,818,182 additional Shares which would be issued by the Company upon conversion of the Convertible Notes and 1,000,000 additional Shares which would be issued by the Company upon exercise of the Warrants), and (ii) Cohen beneficially owns 6,529,064 Shares representing 16.05% of the 40,666,955 Shares outstanding (which number represents the 36,030,591 Shares outstanding as of February 10, 1997 as reported in the Company's Form 10-Q dated February 14, 1997, plus 1,818,182 additional Shares which would be issued by the Company upon conversion of the Convertible Notes by Cohen and plus 2,818,182 Shares which would be issued by the Company upon conversion of the Convertible Notes and the exercise of the Warrants by SAC Advisors)(Pursuant to its terms, the Warrant issued to Cohen is not exercisable at the time of this Amendment No. 4.). Under the adjustment provisions of the Convertible Notes and the Warrants, a maximum conversion price of $1.376 and a maximum exercise price of $2.00 have been established for the conversion of the Convertible Notes and the Warrants, respectively. As reported in Amendment No. 2 and as discussed below, these prices are also subject to certain downward adjustments upon the occurrence of certain events and the number of Shares beneficially owned by the Reporting Persons and the number of Shares outstanding on any given date may be different from the numbers indicated in this Amendment No. 4 to the Schedule 13D.

         Pursuant to the exercise and conversion price adjustment provisions under the Warrants and the Convertible Notes, the exercise and conversion price under the Warrants and the Convertible Notes may from time to time be less than $2.00 and $1.375, respectively, and may become fixed at such lower prices. Currently, the exercise and conversion price temporarily is $1.25, which is subject to further temporary or permanent upward or downward adjustments contingent on various events described in the Convertible Notes and the Warrants.

         In light of the level of the Reporting Persons' investment in the Company, the capital commitment that would be involved in exercising the Warrants, and the loss of creditor rights that would be involved in converting the Convertible Notes, the Reporting Persons currently have no intention of converting or exercising the Convertible Notes or the Warrants.

     (b) No amendment

     (c) Except as set forth in Annex 1 hereto, no transactions in Shares were effected during the past 60 days by the Reporting Persons.

                                 SCHEDULE 13D

 CUSIP No.   91154J101                        Page      6    of    7       Pages
            ------------------                      --------    --------



     (d) No amendment.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Company on one prior occasion was late in making the scheduled payments of interest under the Convertible Notes. The Company is currently delinquent on the June 16, 1997 scheduled interest payments under the Convertible Notes. The Reporting Persons have not sent a notice of default to the Company, but have reserved the right to do so. The Company has informed the Reporting Persons that the Company needs short-term financing to meet certain of its immediate obligations, including its interest obligations under the Convertible Notes. The Reporting Persons from time to time have engaged in discussions with the Company's management regarding the modification of certain terms of the Convertible Notes and the Warrants, but the Company has proposed terms that the Reporting Persons do not consider to be acceptable.

Item 7.  Material to Be Filed as Exhibits

None

After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete, and correct.

Dated this 1st day of July, 1997.



S.A.C. CAPITAL ADVISORS, LLC



By:
   --------------------------------          --------------------------------
   Scott J. Lederman, Esq.                   Steven A. Cohen

                                 SCHEDULE 13D

 CUSIP No.   91154J101                        Page      7    of    7       Pages
            ------------------                      --------    --------



                                    ANNEX 1

              Transactions by Reporting Persons in Common Stock of Substance Abuse Technologies, Inc. within 60 Days of
                                 July 1, 1997

                              Number of Shares              Average Price
         Trade Date               Sold (1)                  per Share (2)
         ----------           ---------------               -------------
         6/17/97 (a)              31,900                        1.1250
         6/18/97 (b)              40,300                        1.0704
         6/18/97 (a)             135,300                        1.0704
         6/19/97 (a)              77,100                        1.0625
         6/19/97 (b)              22,900                        1.0625
         6/20/97 (b)               3,600                        1.0625
         6/20/97 (a)              12,400                        1.0625
         6/23/97 (a)              23,100                        1.1250
         6/23/97 (b)               6,900                        1.1250

(a)      Transactions by Steven A. Cohen
(b)      Transactions by S.A.C. Capital Advisors, LLC

(1) Unless otherwise indicated, all transactions were effected on the American Stock Exchange.
(2)      Prices exclude commission.




WA971690.082/8